Exhibit 10(a)
Amended and Restated
Officer Change in Control Agreement
This Amended and Restated Officer Change in Control Agreement is entered into as of this 18th day of September, 2009 by and between Tucson Electric Power Company (the “Company”), an Arizona corporation, and Michael J. DeConcini (the “Employee”).
RECITALS
A. The Company and the Employee entered into an Officer Change in Control Agreement (the “Prior Agreement”) dated December 4, 1998, which was amended on one prior occasion, and which expires by its own terms on March 3, 2010.
B. The Board of Directors of the Company has determined that it continues to be in the best interests of the Company and its shareholders to assure continuity in the management of the Company, UniSource Energy Corporation (“UniSource Energy”) and the applicable Affiliate(s) (as defined in this Agreement) in the event of a Change in Control (as defined in this Agreement) occurs.
C. By executing this Amended and Restated Officer Change in Control Agreement (the “Agreement”), the Company and the Employee intend to replace and supersede the Prior Agreement in its entirety.
D. In consideration for the Employee’s execution of this Agreement, the Company and UniSource Energy will offer the Employee a new change in control agreement that will become effective immediately following the expiration of this Agreement. The new agreement will be substantially in the form that the Company and UniSource Energy then offer to executives of Employee’s level.
NOW, THEREFORE, in consideration of the Employee’s continued service to the Company and the mutual agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Employee hereby agree as follows:
AGREEMENT
ARTICLE I
Eligibility for Benefits
1.1 Term of Agreement; Expiration Date. This Agreement shall be effective as of the date first indicated above and shall remain in effect until March 3, 2010 at which time it will automatically terminate. If a Change in Control occurs on or before March 3, 2010, however, this Agreement will remain in effect until the fifth anniversary of the Change in Control, at which time it will automatically terminate.

1.2 Change in Control. For purposes of this Agreement, “Change in Control” shall mean each occurrence of any of the following:
(a) Any person, or more than one person acting as a group (as determined in accordance with Treas. Reg. § 1.409A-3(i)(5)), acquires (or has acquired during the 12-month period ending on the most recent acquisition by such person or persons) ownership of stock of UniSource Energy possessing 40% or more of the total voting power of the stock of UniSource Energy, unless such person is, or shall be, a trustee or other fiduciary holding securities under an employee benefit plan of UniSource Energy or a corporation owned, directly or indirectly, by the stockholders of UniSource Energy in substantially the same proportion as their ownership of stock of UniSource Energy;
(b) The closing of a merger or consolidation of UniSource Energy or Company with another entity that is not affiliated with UniSource Energy immediately before the Change in Control; provided, however, that, in the case of a merger or consolidation involving UniSource Energy, if the merger or consolidation results in the voting securities of UniSource Energy outstanding immediately prior thereto continuing to represent, either by remaining outstanding or by being converted into voting securities of the surviving entity, more than 50% of the combined voting power of the voting securities of UniSource Energy or such surviving entity outstanding immediately after such merger or consolidation, the merger or consolidation will be disregarded; and provided further that, in the case of a merger or consolidation involving the Company, if UniSource Energy continues to hold more than 50% of the combined voting power of the voting securities of the Company or the surviving entity outstanding immediately after such merger or consolidation, the merger or consolidation will be disregarded;
(c) During any period of twelve (12) consecutive months, excluding any period prior to the execution of this Agreement, the majority of members of UniSource Energy’s Board is replaced by directors whose appointment or election is not endorsed by a majority of the members of the Board before the date of such appointment or election; or
(d) UniSource Energy’s execution of an agreement for the sale or disposition by UniSource Energy of all or substantially all of UniSource Energy’s assets.
Notwithstanding the foregoing, a Change in Control will not be deemed to have occurred until: (1) any required regulatory approval, including any final non-appealable regulatory order, has been obtained; and (2) the transaction that would otherwise be considered a Change in Control closes. Further, to the extent required by Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), a transaction will not be considered a Change in Control for purposes of this Section 7 unless the transaction also constitutes a “change in control event ” as such term is used in Treas. Reg. § 1.409A-3(i)(5).

1.3 Qualifying Termination. The term “Qualifying Termination” shall mean the occurrence of both:
(a) a Change in Control on or before March 3, 2010; and
(b) either:
(i)
the Employee incurs a Separation from Service with the Company or its successor due to the Company’s or successor’s termination of the Employee’s employment, other than for the reasons delineated in Sections 1.7(a)(i), 1.7(a)(ii) or 1.7(c) hereto, within five (5) years following the Change in Control described in paragraph (a) (or within six (6) months before such Change in Control if the Employee’s Separation from Service is effected in contemplation of the Change in Control); or

(ii)
the Employee incurs a Separation from Service due to the Employee’s termination of employment with the Company or its successor for “Good Reason” in accordance with the provisions of Section 1.7(b) hereto, within five (5) years following the Change in Control described in paragraph (a) (or within six (6) months before such Change in Control if the Employee’s Separation from Service is effected in contemplation of the Change in Control).

Notwithstanding any provision to the contrary, the Company shall not be required to provide any benefits to the Employee pursuant to this Agreement unless a Change in Control occurs on or before March 3, 2010.
1.4 Compensation.
(a) For all services rendered by the Employee in any capacity during the term of this Agreement following a Change of Control, including services as an executive, officer, director, or member of any committee of the Company or any subsidiary or affiliate thereof, the Company shall pay the Employee a fixed salary at a rate of not less than Employee’s salary in effect at the time of the Change in Control, subject to such periodic increases as the Board of Directors, or a committee designated by said Board, shall deem appropriate in accordance with the Company’s customary procedures and practices regarding the salaries of senior management employees. Such salary shall be payable in accordance with the customary payroll practices of the Company. Such periodic increases in salary, once granted, shall not be subject to revocation.

(b) Nothing in this Agreement shall preclude or affect any rights or benefits that may now or hereafter be provided for the Employee or for which the Employee may be or become eligible under any bonus or other form of compensation or employee benefit plan now existing or that may hereafter be adopted or awarded by the Company. Specifically, the Employee shall:
(i)	participate in the Company’s Retirement Plan and any related excess benefit or supplemental retirement program (hereinafter referred to collectively as the “Retirement Program”);

(ii)	participate in the Company’s Deferred Compensation Plan;

(iii)	participate in the Company’s Triple Investment Plan;

(iv)	participate in any stock option, stock appreciation right, equity incentive or deferred compensation plan maintained by the Company;

(v)	participate in the Company’s death benefit plans;

(vi)	participate in the Company’s disability benefit plans;

(vii)	participate in the Company’s medical, dental and health and welfare plans;

(viii)	participate in the Company’s annual incentive plan; and

(ix)
participate in equivalent successor plans thereto for which senior management employees are eligible; provided, however, that nothing in this Agreement shall preclude the Company from amending or terminating any such plan or program, on the condition that such amendment or termination is applicable to all of the Company’s senior management employees generally.

1.5 Business Expenses. The Company shall pay or reimburse the Employee for all reasonable travel or other expenses incurred in connection with the performance of the Employee’s duties under this Agreement in accordance with such procedures as the Company may from time to time establish. The Employee shall be entitled to reimbursement for business expenses in accordance with this Section 1.5 for expenses incurred while the Employee is employed by the Company. The amount of expenses incurred in one calendar year will not affect the expenses eligible for reimbursement in any other calendar year. All expenses incurred in one calendar year must be reimbursed no later than the last day of the next calendar year. The right to reimbursement is not subject to liquidation or exchange for any other benefit.
1.6 Additional Benefits. Nothing in this Agreement shall affect the Employee’s eligibility to participate in all group health, dental, hospitalization, life, travel or accident or other insurance plans or programs and all other perquisites, fringe benefit or retirement plans or additional compensation, including termination pay programs, which the Company may hereafter, in its sole and absolute discretion, elect to make available to its senior management employees generally, and the Employee shall be eligible to receive, during his employment, all benefits and emoluments for which key employees are eligible under every such plan, program, perquisite or arrangement to the extent permissible under the general terms and provisions thereof.

1.7 Termination of Employment. Notwithstanding any other provision of this Agreement, the Employee’s employment with the Company may be terminated:
(a) by the Company:
(i)
at any time for “Cause” upon written notice to the Employee specifying the basis for the termination. For purposes of this Agreement, the term “Cause” shall mean the termination of the Employee’s employment by the Company for one or more of the following reasons:

(1)
The Employee’s willful failure to perform any of the Employee’s duties which continues after the Company has given the Employee written notice describing the Employee’s failure and provided to the Employee an opportunity to cure such failure within thirty (30) days (or such longer period as may be specified by the Board) of such written notice; or

(2)	The Employee’s material violation of Company policy; or

(3)	Any act of fraud or dishonesty resulting or intended to result in the Employee’s personal enrichment at the Company’s or any Affiliate’s expense; or

(4)	The Employee’s gross misconduct in the performance of the Employee’s duties that results in material economic harm to the Company or any Affiliate; or

(5)	The Employee’s conviction of, or plea of guilty or no contest (or its equivalent) to, a felony; or

(6)	The Employee’s material breach of the Employee’s employment agreement with the Company, if any.
The existence of Cause shall be determined by the Board, in its discretion.
(ii)
upon the Disability or death of the Employee. For purposes of this Agreement, the term “Disability” is defined as the inability of the Employee to engage in his regular occupation for twelve (12) consecutive months and the inability thereafter to engage in any occupation in which the Employee could reasonably expect to engage giving due consideration to the Employee’s education, training and experience. The Employee must be under the regular medical care of a physician in connection with treatment for such Disability.

(b) by the Employee for “Good Reason.” The Employee shall have “Good Reason” to terminate employment with the Company if the Employee provides the Company with notice of such termination as set forth below. For purposes of this Agreement, the term “Good Reason” shall mean and include each of the following (unless the Employee has expressly agreed to such event in a signed writing):
(i)	A material, adverse diminution in Employee’s authority, duties, or responsibilities; or

(ii)	A material change in the geographic location at which Employee must primarily perform services; or

(iii)
A material diminution in Employee’s base salary provided that such diminution is not a result of a generally applicable reduction in the base salary of all officers of the Company in an amount that does not exceed 10%; or

(iv)
Any action or inaction that constitutes a material breach of this Agreement by the Company which, for this purpose, shall include, but not be limited to, the Company’s failure to ensure that any successor to the Company or UniSource Energy assumes the Company’s obligations pursuant to this Agreement.

Notwithstanding any provisions of this Agreement to the contrary, none of the events described in this Section 1.7(b) will constitute Good Reason if, within thirty (30) days after the Employee provides the Company with a written notice specifying the occurrence or existence of the breach or action that the Employee believes constitutes Good Reason, the Company has fully corrected (or reversed) such breach or action. The Employee’s Separation from Service for Good Reason will occur on the day following the expiration of this thirty (30) day “cure period,” (unless the Company has fully corrected (or reversed) the breach or action) unless the Employee and the Company agree to a later date not later than two years following the initial existence of such breach or action. The Employee shall be deemed to have waived the Employee’s right to terminate for Good Reason with respect to any such breach or action if the Employee fails to notify the Company in writing of such breach or action within ninety (90) days of the event that gives rise to such breach or action.
(c) by either the Company or the Employee, if the Employee accepts employment or a consulting position with another company.

ARTICLE II
Compensation Upon Termination
2.1 Basic Severance Payment. In the event of a Qualifying Termination, the Company shall, as liquidated damages or severance pay, or both, pay to the Employee the following:
(a) A lump sum cash amount equal to:
(i)
three (3) times the sum of Employee’s base annual salary immediately preceding the Change in Control; adjusted to reflect any increases in such base salary following the Change in Control plus the Employee’s annual target bonus; and

(ii)	a prorated annual target bonus for the short year in which the Qualifying Termination occurs.
(b) A lump sum cash amount equal to the present value of the excess of:
(i)
the aggregate benefit that would have been paid under the Retirement Program described in paragraph 1.4(b)(i) above as in effect on the date first above written, if the Employee had continued to be employed and to be entitled to service credit for eligibility and benefit purposes during the sixty (60) month period immediately following such Qualifying Termination, at an annual rate of compensation equal to that used to calculate the payments provided by paragraph 2.1(a) above, calculated on the basis of the compensation amount used in the benefit formula under said Retirement Program, and assuming that the Employee is fully vested in such benefit, over

(ii)
the aggregate benefit actually payable under the Retirement Program and any successor retirement program of the Company consisting of a tax-qualified pension plan and a related excess benefit plan. In clarification of the immediately preceding sentence, the aggregate benefit that would have been paid under the Retirement Program shall be calculated as of the normal or early retirement date for which the Employee would have qualified, if the Employee were still employed on that date, and which would produce the highest present value.

(c) To the extent not otherwise paid or payable under this Agreement or the Plan, a lump sum cash amount equal to the present value of any Employee awards under the Plan which are outstanding at the time of the Qualifying Termination (whether vested or not) prorated based on length of service, and assuming, for the purpose of this paragraph, that any contingencies or performance goals related to such awards are fully achieved at the one hundred percent (100%) level.

(d) For purposes of calculating the lump sum cash payments provided by paragraph 2.1(b) above, present value shall be determined by using a discount factor equal to one (1) percentage point below the Prime Rate, compounded annually. The “Prime Rate” shall be the base rate on corporate loans at large U.S. money center commercial banks as reported in the Wall Street Journal (or, if such rate is no longer published, such other base rate on corporate loans by large money center commercial banks in the United States to their most credit worthy customers as published by any newspaper or periodical of general circulation) as of the date on which Qualifying Termination shall have occurred.
(e) For a period of sixty (60) months (commencing with the month in which the Qualifying Termination shall have occurred), the Employee shall continue to be entitled to all employee benefits provided for in paragraph 1.4(b)(v) through (vii) above as if the Employee were still employed during such period under this Agreement, with benefits based upon the compensation used to calculate the payments provided by paragraph 2.1(a) above, and if and to the extent that such benefits shall not be payable or provided under any such plan, the Company shall pay or provide such benefits on an individual basis. The benefits provided for in paragraph 1.4(b)(vii) above in accordance with this paragraph 2.1(e) shall be secondary to any comparable benefits provided by another employer.
(f) The Employee’s continued participation in the Company’s medical, dental and health and welfare benefit plans pursuant to Section 2.1(e) after the period of time during which the Employee would be entitled to continuation coverage pursuant to Section 4980B of the Code if the Employee elected the coverage and paid the premiums (the “Excess Medical Benefits”) may be considered to be “deferred compensation” subject to the requirements of Section 409A of the Code. In order to assure compliance with the requirements of Section 409A and avoid adverse tax consequences to Employee, the only Excess Medical Benefits that will be subject to reimbursement under such plans will be expenses for medical care within the meaning of Section 105(b) of the Code. In addition, all reimbursements of Excess Medical Benefits under such plans shall be made on or before the last day of the calendar year following the calendar year in which the expense was incurred and the right to reimbursement for such Excess Medical Benefits will not be subject to liquidation or exchange for another benefit.
(g) The basic severance payments described in Sections 2.1(a), (b), and (c) above shall be paid to the Employee within twenty (20) business days following the occurrence of a Change in Control, in the event the Employee’s Qualifying Termination is one in which the Employee’s Separation from Service occurs prior to the Change in Control, or the Employee’s Separation from Service in the event the Employee’s Qualifying Termination is one in which the Employee’s Separation from Service occurs after the occurrence of a Change in Control. In no event will any payment be made prior to the expiration of the revocation period described in Section 2.1(h). The payment provisions set forth in this Section 2.1(g) are subject to the provisions of Section 3.12(b) (which generally requires a six-month delay in payments to a Specified Employee), if applicable.

(h) In order to receive the payments and benefits described in this Section 2.1, the Employee must execute (and not revoke) any release reasonably requested by the Company of any claims that the Employee may have against the Company, UniSource Energy or any Affiliate in connection with the Employee’s employment with the Company and UniSource Energy or otherwise. The release shall be provided to the Employee within five (5) days following the occurrence of a Change in Control, in the event the Employee’s Qualifying Termination occurs prior to the occurrence of a Change in Control. The release shall be provided to the Employee within five (5) days following the Employee’s Qualifying Termination, in the event such Qualifying Termination occurs following the occurrence of a Change in Control. If the Employee is forty (40) years of age or older, the Employee shall have either twenty-one (21) or forty-five (45) calendar days (with the exact amount of time to be specified by the Company in the release) following the date the release is given to the Employee to sign and return the release to the Company. If the Employee is forty (40) years of age or older, then within seven (7) calendar days after delivery of the release to the Company by the Employee, the Employee shall be entitled to revoke the release by returning the signed copy or counterpart original of the release to the Company. The returned release shall include the Employee’s written signature in a space provided thereon, indicating his or her decision to revoke the release. The revocation of a previously signed and delivered release pursuant to the above shall be deemed to constitute an irrevocable election by the Employee to have declined to receive the payments and benefits described in this Section 2.1. If the Employee is younger than forty (40) years of age, the Employee shall have ten (10) calendar days following the date the release is given to the Employee to sign and return the release to the Company. If the Employee is younger than forty (40) years of age, the Employee is not entitled to revoke the release.
(i) The Employee’s receipt of the severance payments and benefits described in this Section 2.1 also is expressly conditioned upon the Employee’s continued compliance with the provisions of Section 2.7 (Intellectual Property) and Section 2.8 (Restrictive Covenants).
(j) In order to receive the severance payments and benefits described in this Section 2.1, the Employee must incur a Qualifying Termination with the Company which, as noted below, generally requires the Employee’s Qualifying Termination with the Company, UniSource Energy and all of its Affiliates. As a result, a transfer to an Affiliate will not be treated as a Qualifying Termination for purposes of this Agreement. For purposes of determining whether a transfer constitutes Good Reason for the Employee’s Qualifying Termination pursuant to Section 1.3(b), such transfer shall be treated the same as a reassignment within the Company.
(k) For purposes of this Agreement, the term “Affiliate” shall have the meaning assigned in Treas. Reg. § 1.409A-1(h)(3) (which generally requires 50% common ownership).

(l) For purposes of this Agreement, employment by a successor of the Company or a successor of UniSource Energy or one of its Affiliates shall be considered to be employment by the Company, UniSource Energy or one of its Affiliates. As a result, if the Employee is employed by such a successor following a Change in Control, the Employee will not be entitled to receive the severance benefits and payments provided by this Section 2.1 unless the Employee subsequently incurs a Qualifying Termination from the successor.
(m) Except as otherwise provided in Section 2(n), the right to receive any severance payments and benefits under this Agreement is specifically conditioned upon the Employee either waiving or being ineligible for any and all benefits under any other severance, retention or change in control plan, program or agreement sponsored by the Company or any successor.
(n) Notwithstanding Section 2(m), if the Employee incurs a Separation from Service for which the Employee becomes entitled to, and receives, severance benefits pursuant to the UniSource Energy Corporation Interim Severance Pay Plan (the “Severance Plan”) and a Change in Control occurs within six (6) months following such Separation from Service, the Employee will be entitled to severance payments and benefits pursuant to this Agreement. The payments and benefits due to the Employee pursuant to this Agreement will be reduced by the amount of any payment or benefit the Employee already has received pursuant to the Severance Plan.
2.2 Tax Withholding. The Company may withhold from any payment made under this Agreement, all federal, state or other tax as required by law, government regulation or ruling.
2.3 Excise Tax Gross-Up. Should Employee become entitled to any payment or benefit under this Agreement (the “Total Payments”), and the Total Payments are subject to the tax imposed by Section 4999 of the Code (the “Excise Tax”), the Company shall pay to Employee, in cash, an additional amount (the “Gross-Up Payment”) such that the net amount retained by the Employee after deduction of
(a) any Excise Tax upon the Total Payments, and
(b) any federal, state or local income tax and Excise Tax upon the Gross-Up Payment provided for by this paragraph, shall be equal to the Total Payments. Such payment shall be made to Employee within thirty (30) days from the Qualifying Termination giving rise to payments under this Agreement.
In order to assure compliance with the requirements of Section 409A, in no event will any payment due pursuant to this Section or Section 2.5 be made later than December 31 of the tax year next following the tax year in which the Employee remits such taxes.

2.4 Tax Computation. For purposes of determining whether any of the Total Payments will be subject to the Excise Tax and the amounts of such Excise Tax:
(a) Any payments or benefits received by Employee in connection with a Qualifying Termination (whether pursuant to the terms of this Agreement or any other plan, or agreement with the Company, or with any person (as defined in Section 3(a)(9) of the Exchange Act, including a “group” as defined in Section 13(d) therein) whose actions result in a Change in Control or any person affiliated with the Company or such persons) shall be treated as “parachute payments” within the meaning of Section 280G(b)(2) of the Code, and all “excess parachute payments” within the meaning of Section 280G(b)(1) shall be treated as subject to the Excise Tax, unless in the opinion of tax counsel as supported by the Company’s independent auditors and acceptable to the Employee, such other payments or benefits (in whole or in part) do not constitute parachute payments, or unless such excess parachute payments (in whole or in part) represent reasonable compensation for services actually rendered within the meaning of Section 280G(b)(4) of the Code in excess of the base amount within the meaning of Section 280G(b)(3) of the Code, or are otherwise not subject to the Excise Tax.
(b) The amount of the Total Payments which shall be treated as subject to the Excise Tax shall be equal to the lesser of:
(i)	the total amount of the Total Payments; or

(ii)	the amount of excess parachute payments within the meaning of Section 280G(b)(1) (after applying clause (a) above); and

(iii)
the value of any noncash benefits or any deferred payment or benefit, which shall be determined by the Company’s independent auditors in accordance with the principles of Sections 280G(d)(3) and (4) of the Code.

For purposes of determining the amount of the Gross-Up Payment, the Employee shall be deemed to pay federal, state and local income taxes at the Employee’s actual marginal rate of federal, state and local income taxation in the calendar year in which the Gross-Up Payment is to be made, net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes. Any additional tax imposed on the Employee pursuant to Section 409A(a)(1)(B) of the Code shall be disregarded for purposes of this calculation. In the event the Company determines it is necessary, the Employee agrees to provide to the Company a copy of the Employee’s federal and state income tax returns for the year in which the Gross-Up Payment becomes due so that the Company may calculate the amount due pursuant to Section 2.3.
2.5 Subsequent Recalculation. In the event the Internal Revenue Service adjusts the computation made by the Company under paragraph 2.4 herein so that Employee did not receive the greatest net benefit, the Company shall reimburse Employee for the full amount necessary to make Employee whole, plus a market rate of interest, as determined by the Company.
2.6 Source of Payments. All payments provided for in paragraphs 1.4, 2.1, 2.3, and 2.5 above shall be paid in cash from the general funds of the Company. The Company shall not be required to establish a special or separate fund or other segregation of assets to assure such payments.

2.7 Intellectual Property.
(a) Proprietary Information. The Employee and the Company hereby acknowledge and agree that in connection with the performance of the Employee’s services, the Employee shall be provided with or shall otherwise be exposed to or receive certain proprietary information of the Company. Such proprietary information may include, but shall not be limited to, information concerning the Company’s customers and products, information concerning certain marketing, selling, and pricing strategies of the Company, and information concerning methods, manufacturing techniques, and processes used by the Company in its operations (all of the foregoing shall be deemed “Proprietary Information” for purposes of this Agreement). The Employee hereby agrees that, without the prior written consent of the Company, any and all Proprietary Information shall be and shall forever remain the property of the Company, and that during the Employee’s employment with the Company, and at all times thereafter, the Employee shall not in any way disclose or reveal the Proprietary Information other than to the Company’s executives, officers and other employees and agents in the normal course of the Employee’s provision of services hereunder. The term “Proprietary Information” does not include information that (1) becomes generally available to the public other than as a result of a disclosure by the Employee contrary to the terms of this Agreement, (2) was available on a non-confidential basis prior to its disclosure, or (3) becomes available on a non-confidential basis from a source other than the Employee, provided that such source is not contractually obligated to keep such information confidential.
(b) Trade Secrets. The Employee, prior to and during this Agreement, has had and will have access to and become acquainted with various trade secrets that are owned by the Company or by its Affiliates and are regularly used in the operation of their respective businesses and that may give the Company or an Affiliate an opportunity to obtain an advantage over competitors who do not know or use such trade secrets. The Employee agrees and acknowledges that the Employee has been granted access to these valuable trade secrets only by virtue of the confidential relationship created by the Employee’s employment and the Employee’s prior relationship to, interest in, and fiduciary relationships to the Company. The Employee shall not disclose any of the aforesaid trade secrets, directly or indirectly, or use them in any way, either during the Employee’s employment with the Company or at any time thereafter, except as required in the course of employment by the Company and for its benefit.
(c) Ownership of Documents. The Company shall own all papers, records, books, drawings, documents, manuals, and anything of a similar nature (collectively, the “Documents”) prepared by the Employee in connection with the Employee’s employment. The Documents shall be the property of the Company and are not to be used on other projects except upon the Company’s prior written consent. Upon termination of the Employee’s employment with the Company, the Employee shall surrender to the Company any and all Documents or other property of whatsoever kind now or hereafter in the Employee’s possession, custody, or control that contain or reflect in any manner whatsoever Proprietary Information or information that in any way relates to the Company’s business.

(d) Company Defined. For purposes of this Section 2.7, “Company” shall be interpreted to include the Company, UniSource Energy and all of UniSource Energy’s Affiliates.
2.8 Restrictive Covenants.
(a) Covenant Not to Compete. In consideration of the Company’s agreements contained herein and the payments to be made by it to the Employee pursuant hereto, the Employee agrees that during the Restricted Period the Employee will not, without prior written consent of the Company, consult with, engage in or act as an advisor to another company about activity that is a “Competing Business” of such company in the Restricted Territory, as defined in this Section 2.8.
(b) Non-Solicitation. The Employee recognizes that the Company’s customers are valuable and proprietary resources of the Company. Accordingly, the Employee agrees that during the Restricted Period the Employee will not directly or indirectly, through the Employee’s own efforts or through the efforts of another person or entity, solicit business in the Restricted Territory for or in connection with any Competing Business from any individual or entity that obtained products or services from the Company at any time during the Employee’s employment with the Company. In addition, during the Restricted Period the Employee will not solicit business in the Restricted Territory for or in connection with a Competing Business from any individual or entity that was solicited by the Employee on behalf of the Company. Further, during the Restricted Period the Employee will not solicit employees of the Company who would have the skills and knowledge necessary to enable or assist efforts by the Employee to engage in a Competing Business.
(c) Competing Business. For purposes of this Section 2.8, the Employee shall be deemed to be engaged in a “Competing Business” if, in any capacity, including proprietor, shareholder, partner, officer, director or employee, the Employee engages or participates, directly or indirectly, in the operation, ownership or management of the activity of any proprietorship, partnership, company or other business entity which activity is competitive with the then actual business in which the Company or its operating subsidiaries and Affiliates are engaged on the date of, or any business contemplated by such entities’ business plans in effect on the date of notice of, the Employee’s termination of employment. Nothing in this Section 2.8(c) is intended to limit the Employee’s ability to own equity in a public company constituting less than 1% of the outstanding equity of such company, when the Employee is not actively engaged in the management thereof. If requested by the Employee, the Company shall furnish the Employee with a good-faith written description of the business or businesses in which the Company is then actively engaged or that is contemplated by the Company’s current business plan within thirty (30) days after such request is made, and only those activities so timely described in which the Company is, in fact, actively engaged or which are so contemplated may be treated as activities that are directly competitive with the Company.

(d) Restricted Period. For purposes of this Section 2.8, the “Restricted Period” shall include the time during which the Employee is employed by the Company and a period of one (1) year (or in the event any reviewing court finds this period to be over-broad or unenforceable, for a period of nine (9) months; or in the event any reviewing court finds this period to be over-broad or unenforceable, for a period of six (6) months) following the termination of the Employee’s employment with the Company for any reason.
(e) Restricted Territory. The Employee and the Company understand and agree that the Company’s business is not geographically restricted and in some respects at least is unrelated to the physical location of the Company facilities or the physical location of any Competing Business, due to extensive use of the power grid, Internet, telephones, facsimile transmissions and other means of electronic information and product distribution. The Employee and the Company further understand and agree that the Employee will, in part, work toward expanding the Company’s markets and geographic business territories and will be compensated for performing this work on behalf of the Company.
Accordingly, the Company has a protectable business interest in, and the parties intend the Restricted Territory to encompass, each and every geographical location from which the Employee could engage in a Competing Business. If, but only if, this Restricted Territory is held to be invalid on the ground that it is unreasonably broad, the Restricted Territory shall be limited to any geographical location that is within ten (10) miles of any geographical location in which the Company is in fact carrying out its business operations or, pursuant to the Company’s business plans, is contemplating conducting business operations on the date of the Employee’s termination of employment. If, but only if, this Restricted Territory is held to be invalid on the ground that it is unreasonably broad, the Restricted Territory shall be any location within a fifty (50) mile radius of any Company office in existence or, pursuant to the Company’s business plans, intended to be opened at the time of the Employee’s termination of employment.
(f) Remedies; Reasonableness. The Employee acknowledges and agrees that a breach by the Employee of the provisions of this Section 2.8 will constitute such damage as will be irreparable, the exact amount of which will be impossible to ascertain, and for that reason agrees that the Company will be entitled to an injunction to be issued by any court of competent jurisdiction restraining and enjoining the Employee from violating the provisions of this Section 2.8. The right to an injunction shall be in addition to and not in lieu of any other remedy available to the Company for such breach or threatened breach, including the recovery of damages from the Employee.
The Employee expressly acknowledges and agrees that: (1) the Restrictive Covenants contained herein are reasonable as to time and geographical area and do not place any unreasonable burden upon the Employee, (2) the general public will not be harmed as a result of enforcement of these Restrictive Covenants, and (3) the Employee understands and hereby agrees to each and every term and condition of the Restrictive Covenants set forth in this Agreement.

The Employee also expressly acknowledges and agrees that the Employee’s covenants and agreements in this Section 2.8 shall survive this Agreement and continue to be binding upon the Employee after the expiration or termination of this Agreement, whether by passage of time or otherwise.
(g) Company Not in Default. The Company agrees that the restrictions described in this Section 2.8 apply only so long as the Company is continuously not in material default of its obligations to provide payments or employment-type benefits to the Employee hereunder or under any other agreement, covenant or obligation.
(h) Company Defined. For purposes of this Section 2.8, “Company” shall be interpreted to include the Company, UniSource Energy and all of UniSource Energy’s Affiliates.
ARTICLE III
Miscellaneous
3.1 Alternative Dispute Resolution.
(a) The parties agree that any controversy, dispute or claim arising out of or relating to the Agreement or breach thereof, including without limitation the Employee’s employment with or separation of employment from the Company, compensatory and punitive damages, and to the extent allowable by law, all claims that the Company or any of its representatives engaged in conduct prohibited on any basis under any federal, state, or local statute, including federal or state discrimination statutes or public policy (collectively the “Dispute”), shall be resolved in accordance with the procedures described in this Section, which shall be the sole and exclusive procedures for resolution of any Dispute. The parties shall bear their own attorneys’ fees and costs, unless provided otherwise by an arbitration award, and share equally the cost thereof of all Dispute Resolution procedures described in the Section.
(b) The parties shall initially try in good faith to settle the Dispute through non-binding mediation. A party seeking mediation shall make a written request for mediation by certified mail, return receipt requested, setting forth with reasonable specificity the basis for the Dispute and the relief requested. A neutral third party mediator shall be agreed upon by the parties. If, within fourteen (14) days after a party makes a written request for mediation or within any longer period mutually agreed upon by the parties, the parties have not agreed upon the identity of the mediator and the procedure for mediation, the mediation shall be held in Tucson, Arizona, and administered by the American Arbitration Association (“AAA”) under its Employment Arbitration and Mediation Procedures formally known as the National Rules for Resolution of Employment Disputes (“Rules”) currently in effect. Unless otherwise agreed, the parties shall select a mediator as provided by the Rules. A good faith attempt at mediation shall be a condition precedent to the commencement of arbitration, but is not a condition precedent to any court action for injunctive or other interim relief pending the outcome of these Dispute Resolution procedures.

(c) If the parties are unable to resolve the dispute by mediation in a timely manner (which, in any case, shall not exceed sixty (60) days from the first notice of mediation or such longer period mutually agreed upon by the parties), the Dispute shall be resolved by final, binding and conclusive arbitration with a sole arbitrator in Tucson, Arizona. The parties shall initiate arbitration by filing a written notice of intention to arbitrate at any office of the AAA. The selection of the arbitrator and the arbitration shall proceed pursuant to the Rules and judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof.
(d) The arbitrator shall award the Employee his attorneys’ fees and costs if the Employee prevails on at least one (1) material issue in the Dispute, including any attorneys’ fees and costs the Employee incurs in connection with any appeal or the enforcement of any award. “Attorneys’ fees and costs” mean all reasonable pre-award expenses, administrative fees, travel expenses, out-of-pocket expenses such as copying and telephone costs, witness fees and attorneys’ fees. Any award of attorneys’ fees and costs to the Employee shall be paid by the Company within sixty (60) days following the award of such fees and costs by the arbitrator, but in no event later than December 31 of the calendar year following the year of the conclusion of the arbitration.
A party may apply to the arbitrator for injunctive or other equitable relief until the arbitration award is rendered or the matter is otherwise resolved. A party may, without waiving the Dispute Resolution procedures under the Agreement, seek from any court having jurisdiction any interim or provisional relief, including a temporary restraining order, an injunction both preliminary and final, and any other appropriate equitable relief, that is necessary to protect the rights or property of that party, pending the final decision of the arbitrator on all issues related to the injunctive relief.
3.2 Entire Understanding. This Agreement contains the entire understanding between the Company and the Employee with respect to the subject matter hereof and supersedes any prior employment or change in control agreement and amendment thereto between the Company and the Employee, except that this Agreement shall not affect or operate to reduce any benefit or compensation inuring to the Employee of a kind elsewhere provided and not expressly provided in this Agreement. For purposes of clarity, this Agreement is not intended to affect or operate to reduce any benefit or compensation to which the Employee is entitled that is not triggered by a Change in Control.
3.3 Severability. If, for any reason, any one or more of the provisions or part of a provision contained in this Agreement shall be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement not held so invalid, illegal or unenforceable, and each other provision or part of a provision shall, to the full extent consistent with law, continue in full force and effect. If this Agreement is held invalid or cannot be enforced, then to the full extent permitted by law, any prior agreement between the Company and the Employee shall be deemed reinstated as if this Agreement had not been executed.

3.4 Consolidation, Merger, or Sale of Assets. Nothing in this Agreement shall preclude the Company from consolidating or merging into or with or transferring all or substantially all of its assets to another corporation with a net worth at least equal to that of the Company and which assumes this Agreement and all obligations and undertakings of the Company hereunder. Upon such a consolidation, merger or transfer of assets and assumption, the term, “the Company,” as used herein shall mean such other corporation and this Agreement shall continue in full force and effect.
3.5 Notices. All notices, requests, demands and other communications required or permitted hereunder shall be given in writing and shall be deemed to have been duly given if delivered or mailed, postage prepaid, first class as follows:

To the Company:	Tucson Electric Power Company P.O. Box 711 Tucson, AZ 85702 Attention: Corporate Secretary

To the Employee:	Michael DeConcini
Mail Stop UE182
Tucson Electric Power Company
P.O. Box 711
Tucson, AZ 85702-0711

with an additional copy to:

Michael DeConcini
or to such other address as either party shall have previously specified in writing to the other.
3.6 No Attachment. Except as required by law, no right to receive payments under this Agreement shall be subject to anticipation, commutation, alienation, sale, assignment, encumbrance, charge, pledge, or hypothecation or to execution, attachment, levy, or similar process or assignment by operation of law, or any attempt, voluntary or involuntary, to effect any such action shall be null, void and of no effect.
3.7 Binding Agreement. This Agreement shall be binding upon, and shall inure to the benefit of, the Employee and the Company and their respective permitted successors and assigns.
3.8 Modification and Waiver. This Agreement may not be modified or amended except by an instrument in writing signed by the parties. No term or condition of this Agreement shall be deemed to have been waived, nor shall there be any estoppel against the enforcement of any provision of this Agreement except by written instrument signed by the party charged with such waiver or estoppel. No such written waiver shall be deemed a continuing waiver unless specifically stated therein, and each such waiver shall operate only as to the specific term or condition waived and shall not constitute a waiver of such term or condition for the future or as to any act other than that specifically waived.

3.9 Headings. The headings contained in this Agreement are included solely for convenience and shall not in any way affect the meaning or interpretation of any of the provisions of this Agreement.
3.10 Governing Law. This Agreement and its validity, interpretation, performance, and enforcement shall be governed by the laws of the State of Arizona, without regard to the choice of law provisions thereof.
3.11 Tax Compliance.
(a) Compliance Strategy; Responsibility for Taxes. Section 409A of the Code imposes an additional twenty percent (20%) tax, plus interest, on payments from “non-qualified deferred compensation plans.” Certain payments under this Agreement could be considered to be payments under a “non-qualified deferred compensation plan.” The additional twenty percent (20%) tax, and interest, does not apply if the payment qualifies for an exception to the requirements of Section 409A or complies with the requirements of Section 409A. The Company intends that the payments and benefits due pursuant to this Agreement either comply with the requirements of Section 409A or qualify for an exception to the requirements of Section 409A. Nevertheless, the Company does not guarantee any particular tax effect or treatment of the amounts due under this Agreement. Except for the Company’s responsibility to withhold applicable income and employment taxes from compensation paid or provided to the Employee, the Company will not be responsible for the payment of any applicable taxes on compensation paid or provided pursuant to this Agreement.
(b) Delay in Payments. Prior to making any payments due under this Agreement, the Company will determine, on the basis of any regulations, rulings or other available guidance, whether the short-term deferral exception, the separation pay exception or any other exception to the requirements of Section 409A of the Code is available. If the Employee is a “Specified Employee” (as defined in Treas. Reg. § 1.409A-1(i)), and the Company concludes that no exception to the requirements of Section 409A of the Code is available, no payments that are payable to the Employee as a result of the Employee’s Separation from Service pursuant to this Agreement, or under any arrangement that is aggregated with this Agreement under Section 409A of the Code, shall be made to the Employee prior to the first business day following the date which is six (6) months after the Employee’s Separation from Service. Any amounts that would have been paid during the six (6) months following the Employee’s Separation from Service will be paid on the first business day following the expiration of the six (6) month period without interest thereon. The provisions of this paragraph apply to all amounts due pursuant to this Agreement, other than amounts that do not constitute a deferral of compensation within the meaning of Treas. Reg. §1.409A-1(b) or other amounts or benefits that are not subject to the requirements of Section 409A of the Code.
(c) Separation from Service Defined. For purposes of this Agreement, the term “Separation from Service” means, either (1) termination of Employee’s employment with the Company and all Affiliates, or (2) a permanent reduction in the level of bona fide services Employee provides to the Company and all Affiliates to an amount that is twenty percent (20%) or less of the average level of bona fide services Employee provided to the Company in the immediately preceding thirty-six (36) months, with the level of bona fide service calculated in accordance with Treas. Reg. § 1.409A-1(h)(1)(ii).

Solely for purposes of determining whether Employee has a “Separation from Service,” Employee’s employment relationship is treated as continuing while Employee is on military leave, sick leave, or other bona fide leave of absence (if the period of such leave does not exceed six (6) months, or if longer, so long as Employee’s right to reemployment with the Company or an Affiliate is provided either by statute or contract). If Employee’s period of leave exceeds six (6) months and Employee’s right to reemployment is not provided either by statute or by contract, the employment relationship is deemed to terminate on the first day immediately following the expiration of such six (6) month period. Whether a termination of employment has occurred will be determined based on all of the facts and circumstances and in accordance with regulations issued by the United States Treasury Department pursuant to Section 409A of the Code.
(d) Distributions Treated as Made upon a Designated Event. If the Company fails to make any payment, either intentionally or unintentionally, within the time period specified in this Agreement, but the payment is made within the same calendar year, such payment will be treated as made within the time period specified in this Agreement pursuant to Treas. Reg. § 1.409A-3(d). In addition, if a payment is not made due to a dispute with respect to such payment, the payment may be delayed in accordance with Treas. Reg. § 1.409A-3(g).
(e) Reimbursements. In order to ensure compliance with the applicable regulations, the amounts reimbursed by the Company in one taxable year will not affect the amounts eligible for reimbursement by the Company in a different taxable year. All reimbursements must be made no later than December 31 of the calendar year following the calendar year in which the expense was incurred. The Employee may not elect to receive cash or any other benefit in lieu of the benefits provided by this Agreement.
(f) Miscellaneous Payment Provisions. Under no circumstances may the time or schedule of any payment made or benefit provided pursuant to this Agreement be accelerated or subject to a further deferral except as otherwise permitted or required pursuant to regulations and other guidance issued pursuant to Section 409A of the Code. The Employee does not have any right to make any election regarding the time or form of any payment due under this Agreement. This Agreement shall be operated in compliance with Section 409A of the Code or an exception thereto and each provision of this Agreement shall be interpreted, to the extent possible, to comply with Section 409A of the Code or to qualify for an applicable exception.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by its authorized representative and the Employee has signed this Agreement, on the date set forth below.

TUCSON ELECTRIC POWER COMPANY

/s/ Raymond S. Heyman

Raymond S. Heyman
Senior Vice President and General Counsel

Date:	October 9, 2009.

EMPLOYEE

/s/ Michael J. DeConcini

Michael J. DeConcini

Date:	October 9, 2009.

Schedule of other officers who are covered by substantially identical agreements as Michael J. DeConcini.

Kevin P. Larson, Senior Vice President, Chief Financial Officer and Treasurer
Karen G. Kissinger, Vice President, Controller and Chief Compliance Officer